UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

The First Marblehead Corporation
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

320771207
(CUSIP Number)

Andrea L. Mancuso 505 Huntmar Park Drive, Suite 325 Herndon, VA 20170 (703) 865-0700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 11, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 320771207
SCHEDULE 13D

1	NAMES OF REPORTING PERSONS
HC2 Investment Securities, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON
CO

CUSIP No. 320771207
SCHEDULE 13D

1	NAMES OF REPORTING PERSONS
HC2 Holdings 2, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON
CO

CUSIP No. 320771207
SCHEDULE 13D

1	NAMES OF REPORTING PERSONS
HC2 Holdings, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON
CO

CUSIP No. 320771207
SCHEDULE 13D

Item 1.  Security and Issuer.

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) is being filed by the undersigned to amend the Schedule 13D filed on December 29, 2015, as amended by Amendment No. 1 to Schedule 13D filed on January 12, 2015 (as amended, the “Schedule 13D”) with respect to the shares of Common Stock, par value $0.01 par value (the “Shares”), of The First Marblehead Corporation (the “Issuer”).  The Schedule 13D remains in full force and effect, except as specifically amended by this Amendment No. 2.  Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

(a, b) As of the date hereof, the Reporting Persons do not beneficially own any Shares.

(c) The following table sets forth all transactions with respect to Shares effected in the past 60 days. All such transactions were sales of Shares effected in open market or privately negotiated transactions, and commissions paid are included in per share prices.

Name of Reporting Person	Date of Transaction	Number of Shares	Price per Share

HC2 Investment Securities	07/06/2015	7,900	$4.97
HC2 Investment Securities	07/08/2015	22,700	$4.93
HC2 Investment Securities	07/13/2015	56,400	$4.95
HC2 Investment Securities	07/14/2015	1,400	$4.90
HC2 Investment Securities	07/22/2015	5,590	$4.25
HC2 Investment Securities	07/23/2015	20,010	$4.17
HC2 Investment Securities	08/11/2015	270,000	$4.09
HC2 Investment Securities	08/12/2015	124,300	$4.12
HC2 Investment Securities	08/12/2015	8,600	$4.09
HC2 Investment Securities	08/13/2015	612,744	$4.09

(d) Not applicable.

(e) On August 13, 2015, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Shares.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 13, 2015

HC2 INVESTMENT SECURITIES, INC.
By:	/s/ Michael Sena
Name: Michael Sena Title: Chief Financial Officer and Director

HC2 HOLDINGS 2, INC.
By:	/s/ Michael Sena
Name: Michael Sena Title: Chief Financial Officer and Director

HC2 HOLDINGS, INC.
By:	/s/ Michael Sena
Name: Michael Sena Title: Chief Financial Officer